

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

December 22, 2008

Via U.S. Mail

Mr. Michael D. Weaver
President and CEO
Otelco Inc.
505 Third Avenue East
Oneonta, AL 35121

> **Re: Otelco, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **File No. 001-32362**
> **Filed on March 11, 2008**

Dear Mr. Weaver:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 11. Executive Compensation.

1.   Item 402(b)(2)(xiv) of Reg. S-K requires you to disclose any component companies that you may have used in benchmarking the compensation of your Named Executive Officers ("NEOs"). Please also consult the "Staff Observations

in the Review of Executive Compensation Disclosure," which can be found at http://www.sec.gov/divisions/corpfin/guidance/execcompdisclosure.htm.

It appears that you used benchmarking techniques and procedures in setting the compensation of your NEOs. For instance, you write in the fifth paragraph on page 14: "In particular, smaller public, and where available, private telephone companies are monitored and used as a basis for setting total compensation levels and components." Also, you write in the fourth paragraph on page 16 that: "When making recommended changes to the Board regarding Mr. Weaver's compensation, the compensation committee considered Mr. Weaver's overall compensation package as compared with other chief executive officers in our industry."

In future filings, please identify any comparable companies used in your benchmarking analyses and explain any quantitative or qualitative processes involved in considering such comparable compensation information. In contrast, if you consider compensation information of other companies in a much less formal manner, please clarify.

2.   Items 401(b)(2)(v) and (vii) require you to disclose any performance targets. Please also consult the "Staff Observations in the Review of Executive Compensation Disclosure."

For example, in the fifth paragraph on page 15, you write that: "Increases in annual base salaries are based on actual corporate and individual performance against targeted performance, changes in scope of responsibilities and various subjective performance criteria. Targeted performance criteria vary for each executive officer based on his area of responsibility. Subjective performance criteria include an executive officer's ability to recruit and retain qualified employees, manage his or her area of responsibility effectively and efficiently and collaborate with other executive officers to enhance our growth and success."

Similarly, you write in the sixth paragraph on page 15 that: "Bonus incentives are generally paid annually and are tied to meeting established budget targets of cash creation for the business as measured by earnings before interest, tax, depreciation and amortization ("*EBITDA*")."

To the extent that you have not disclosed performance goals or threshold levels because you believe the disclosure of such goals and levels could result in competitive harm, you may omit such information. However, if you choose to omit such information in future filings, please provide a detailed analysis in your response letter as to why such goals and levels should be given confidential treatment in future filings.

3.   Item 402(j)(1) requires you to describe the specific circumstances that would trigger certain payments upon any termination of a named executive officer or change-in-control of the company. On page 18, you use the terms "without cause," "due to death and disability," and "for any reason."

In future filings, please describe more specifically the circumstances that constitute a termination "without cause," a termination "due to death and disability," or a termination "for any reason" so that investors may understand when the NEOs become entitled to payments made under those circumstances.

Also, in future filings, please consider using a tabular format to present the different kinds and amounts of estimated payments and benefits that are made to NEOs under the circumstances described in Item 402(j).

4.   Item 402(b)(1)(vi) requires you to discuss how each compensation element affects decisions regarding other compensation elements in the Compensation Discussion and Analysis section. In future filings, please discuss how your severance, termination, or change-in-control provisions fit into your overall compensation objectives and affect decisions regarding other compensation elements.

*   *   *   *

Michael D. Weaver
Otelco Inc.
December 22, 2008
Page 4

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Pease contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director